DMR FOOD CORPORATION
(O/A SWEET SELECTION)
Balance Sheets
As of December 31, 2006
(Expressed in Canadian dollars)

	December 31, 2006	September 30, 2006
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	647,166	431,273
Inventories	562,737	525,793
Prepaid expenses and sundry assets	47,405	47,068
Advance to related corporation	26,916	40,744
	1,284,224	1,044,878

Property, plant and equipment (note 8)	337,361	121,946

	$1,621,585	$1,166,824

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness	$258,347	$197,795
Accounts payable and accrued liabilities	734,520	621,203
Current portion of long-term debt	35,977	32,317
Income taxes payable	54,788	25,487
Advances from shareholder	167	167

	1,083,799	876,969

Long-term
Obligations under capital lease	204,868	24,367
Advances from related corporation	6,793	13,816
	211,661	38,183
Shareholders’ equity:
Share capital	160	160
Retained earnings	325,965	251,512
	326,125	251,672

	$1,621,585	$1,166,824

Approved on behalf of the Board:

Director

Director

The accompanying Financial Statements for the three months ended December 31, 2006 have not been reviewed or audited by the Company’s Auditor

DMR FOOD CORPORATION
(O/A SWEET SELECTION)
Statement of Income and Retained Earnings
(Unaudited)
(Expressed in Canadian dollars)

		Unaudited		Unaudited
		For the 3 months ended		For the 3 months ended

		December 31		December 31,
		2006		2005
	$		$
Sales		1,554,865		1,274,254

Cost of sales		1,175,559		928,651

Gross profit		379,306		345,603

Delivery		63,406		47,723
Salaries and benefits		25,491		14,710
Occupancy cost		23,982		25,607
Advertising and promotion		31,935		32,143
Sales salaries and commission		18,128		19,505
Travel		15,200		12,252
Office and general		9,935		6,668
Amortization		3,406		3,480
Insurance		7,124		8,172
Bad debts		2,400		8,400
Interest and bank charges		3,706		2,411
Professional fees		76,140		800
		280,853		181,871

Income before Income taxes		98,453		163,732

Income taxes		24,000		-

Net Income		74,453		163,732

Retained earnings, beginning of year		251,512		192,876

Retained earnings, end of period		325,965		356,608

DMR FOOD CORPORATION
(o/a Sweet Selections)

Statement of Cash Flows
For the three months ended December 31, 2006

Cash flows from (used in):	Three months	Three months
	ended	ended
	Dec. 31, 2006	Dec. 31, 2005
Operating activities
Net income	$74,453	$94,193
Adjustment for:
- amortization	3,406	3,480
	77,859	97,673
Changes in non-cash working capital
- accounts receivable	(215,893)	120,117
- inventories	(36,944)	(49,753)
- prepaid expenses and sundry assets	(337)	11,445
- accounts payable and accrued liabilities	113,317	(134,462)
- income taxes payable	29,301	(4,477)
	(110,556)	(57,130)

	(32,697)	40,543

Investing activities
Property and equipment	(218,821)	(44,513)

Financing activities
Obligations under capital lease	184,161	-
Bank indebtedness	60,552	(10,000)
Advances to related corporation	13,828	65,620
Advances from related corporation	(7,023)	(59,650)
Advances from shareholders	-	167
Long term debt	-	(14,398)
	251,518	(18,261)

Change in cash	-	(22,231)

Cash, beginning of period	-	46,279

Cash, end of period	$-	$24,048

Other cash flows information
Interest paid	$2,424	$861
Taxes paid	24,000	-

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the three months ended December 31, 2006

General

The Company was incorporated under the Ontario Business Corporations Act and its major business activity includes packaging and distribution of snack food products.

1.	Significant Accounting Policies

	a)	Revenue recognition

The Company recognizes its revenue at the time when goods are shipped and invoiced to customers and when all significant obligations have been satisfied and collectibility is reasonably assured.

	b)	Inventories

Inventories are valued at the lower of cost and net realizable value on a first-in, first-out basis.

	c)	Property and equipment

Property and equipment is recorded at cost and amortized annually over their estimated useful lives at the following rates:

Packaging equipment under capital lease lease	- straight line over the term of the
Display units	- 10 years straight line
Packaging equipment	- 10 years straight line
Office equipment	- 10 years straight line
Computer equipment	- 4 years straight line
Vehicle	- 30% declining balance
Leasehold improvements lease	- straight line over the term of the

If it is determined that the carrying amount of a property or equipment exceeds its net recoverable amount, which represents the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the property, it is reduced to its estimated fair value.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the three months ended December 31, 2006

1.	Significant Accounting Policies (continued)

	d)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in income. Future tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

	e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

	f)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

	g)	Foreign currency translation

Monetary assets and liabilities have been converted to Canadian funds at the rate of exchange applicable at the balance sheet date and non-monetary assets have been converted at historic rates. Revenue and expenses in foreign currencies have been converted at the rates prevailing at the time they were incurred.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the three months ended December 31, 2006

2.	Inventories

	2006	2005
		(unaudited)

Raw materials	$184,265	$417,210
Finished goods	378,472	122,699
	$562,737	$539,909

3.	Advances to Related Corporation

The advances are receivable from a corporation controlled by one of the shareholders and are non-interest bearing, secured, and due on demand.

4.	Property and Equipment

				2006
		Accumulated	2006 Net	(audited)
	Cost	amortization	book value	Net book value
Packaging equipment under capital
lease	$244,758	$4,610	$240,148	$29,201
Display units	97,647	84,012	13,635	13,905
Packaging equipment	87,800	39,522	48,278	43,405
Office equipment	26,469	6,027	20,442	20,577
Computer equipment	25,513	19,157	6,356	6,356
Vehicle	24,339	18,506	5,833	5,833
Leasehold improvements	5,869	3,200	2,669	2,669
	$512,395	$175,034	$337,361	$121,946

5.	Bank Indebtedness

The Company has a demand operating loan facility of $250,000, bearing interest at the Royal Bank prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of the Company as well as guarantee and postponement of claims in the amount of $250,000 by each of the shareholders of the Company.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the three months ended December 31, 2006

6.	Advances from Related Corporation

The advances are payable to a corporation significantly influenced by one of the shareholders, bear interest at 4.25% per annum and are repayable in monthly blended payments of $2,341.	$33,579

Less: current portion	26,786
$6,793

7.	Share Capital

	2006	2005
		(unaudited)
Authorized:
Unlimited number of Common shares
Issued:
300 Common shares	$160	$160

8.	Economic Dependence

Approximately 75% of the Company’s sales were to three customers.

9.	Commitments and Contingencies

In addition to the commitments on the capital lease (note 6), the Company is committed to various operating leases for premises, vehicles and equipment used in its operations. The approximate future minimum annual lease payments are as follows:

2007	$142,000
2008	140,000
2009	70,000
2010	60,000
2011	68,000

The Company has guaranteed residual values totaling approximately $62,000 on certain leases.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the three months ended December 31, 2006

10.	Financial Instruments

Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for accounts receivable, advances to related corporation, bank indebtedness, accounts payable and accrued liabilities and obligations under capital lease on the balance sheet approximate fair value because of the limited term of these instruments. The estimated fair value of advances from shareholders and advances to and from related corporation could not be determined as there is no comparable market data.

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs periodic credit evaluations of the financial condition of its customers. If necessary, allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

As at year-end, four customers accounted for approximately 62% of accounts receivable.

Interest rate risk:

Bank indebtedness bears interest at a variable rate. Consequently, there is risk of cash flow exposure.

Currency risk:

A portion of the Company’s inventory related purchases are denominated in US dollars. Consequently, bank indebtedness, cost of goods sold and accounts payable were exposed to foreign exchange fluctuations.

11.	Comparative Figures

The Company changed its year-end from October 31 to September 30 in the prior year. As a result, prior year’s figures are for an eleven-month period and were neither audited nor reviewed.

Certain prior year’s figures have been reclassified to conform with the current year’s presentation.